Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement on Form F-3 (File No. 333-101891 and 333-101891-01) of AngloGold Limited and in the Registration Statement on Form S-8 (File No. 333-10990) of AngloGold Limited of our report dated February 13, 2004, with respect to the consolidated financial statements of AngloGold Limited included in the Annual Report (Form 20-F) for the year ended December 31, 2003.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)

Johannesburg
Republic of South Africa
March 18, 2004